SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 30, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

MERGER UPDATE: ChipMOS’ SUBSIDIARIES APPROVE MERGER AGREEMENT

Hsinchu, Taiwan, December 30, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that the required greater than 50% of shareholders of both ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) and ThaiLin Semiconductor Corp. (“ThaiLin”) have voted in person or by proxy to approve the proposed merger of the two ChipMOS’ subsidiaries (the “Merger”). The respective special general meetings were held on December 30, 2014.

As detailed in the Company’s press release November 12, 2014, the Board of Directors at ChipMOS, ChipMOS Taiwan and ThaiLin have also approved the proposed Merger. Under the terms and conditions of the Merger Agreement, ThaiLin’s shareholders will be offered a combination of NT$12.5 in cash and 0.311 of one ChipMOS Taiwan share in exchange for each ThaiLin common share held. On consummation of the proposed Merger, ThaiLin will be merged with ChipMOS Taiwan. ChipMOS Taiwan will continue as the surviving merged entity and is expected to remain listed on the TWSE trading under its current stock ticker “8150”.

Completion of the Merger is expected to occur in June 2015 and is further subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the receipt of approvals from relevant Republic Of China governing authorities, including but not limited to the Fair Trade Commission, Financial Supervisory Commission, Taiwan Stock Exchange (“TWSE”) and Gre Tai Securities Market. The Company intends to work with all parties to satisfy conditions set forth in the Merger Agreement in order to complete the Merger.

The proposed merger of the two subsidiaries is the latest development in the Company’s ongoing efforts to streamline its corporate and financial structure in order to better maximize potential efficiencies and to further build shareholder value. Upon consummation, the merged entity would become a 58% owned subsidiary of ChipMOS TECHNOLOGIES (Bermuda) LTD.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.